UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of May 2020

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:	☐	No:	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:	☐	No:	☒

Sierra Wireless Provides Further Update on Proposed Board Composition and 2020 Management Information Circular

VANCOUVER, British Columbia--(BUSINESS WIRE)--May 6, 2020--Sierra Wireless (NASDAQ: SWIR) (TSX: SW), the leading IoT solutions provider that combines devices, network services and software to unlock value in the connected economy, today provided a further update on the proposed Board composition and 2020 Management Information Circular (the “Circular”). As set forth in the Circular dated April 20, 2020, in connection with the Company’s upcoming Annual and Special Meeting of Shareholders (the Meeting”), the Company has recommended to shareholders that they consider and, if deemed appropriate, pass a special resolution authorizing the Company to amend its articles to increase the maximum number of directors of the Company from nine to twelve (the “Board Expansion Resolution”). See “Business of the Meeting - Amendment of Articles” in the Circular.

The Company advised in the Circular that, subject to the approval of the Board Expansion Resolution, the Board of Directors of the Company would appoint three additional independent directors. As set out in the Company’s press release dated May 4, 2020, certain updates were made regarding the anticipated appointees.

The Company would now like to update the Circular disclosure by announcing that, in the event that the Board Expansion Resolution is passed at the Meeting, Thomas K. Linton will join the Company’s Board of Directors along with Martin McCourt and Mark Twaalfhoven.

Mr. Linton is a recognized expert in procurement and supply chain management, most recently serving as the chief procurement and supply chain officer for Flex. He was honored with the Institute of Supply Management’s prestigious J. Shipman Gold Medal in 2019, and the Lifetime Achievement Award from the Procurement Leaders Organization in 2017, and he was inducted into the Chief Procurement Officers Hall of Fame. Mr. Linton spent 20 years at IBM, developing and founding several worldwide trading and technical centers. After leaving IBM, Mr. Linton helped found E2Open, Inc., a supply chain software company. He has served as chief procurement officer at Agere Systems and Freescale Semiconductor, and as executive vice president and chief procurement officer at LG Electronics. He has served on the World Economic Forum’s Global Future Council on Mobility and currently serves as an advisory board member for a number of institutions of higher learning, including the MIT Center for Transportation and Logistics, as well as on several boards in the electronics hardware supply chain.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is the leading IoT solutions provider that combines devices, network services and software to unlock value in the connected economy. Companies globally are adopting IoT to improve operational efficiency, create better customer experiences, improve their business models and create new revenue streams. Whether it is an integrated solution to help a business securely connect edge devices to the cloud, or a software/API service to help manage processes associated with billions of connected assets, or a platform to extract real-time data to make the best business decisions, Sierra Wireless will work with you to develop the right industry-specific solution for your next IoT endeavor. Sierra Wireless has more than 1,300 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at http://www.linkedin.com/company/sierra-wireless and on YouTube at http://www.youtube.com/SierraWireless.

“Sierra Wireless” is a registered trademark of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, anticipated board composition, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

Contacts

Media:
Kim Homeniuk
+1 (604) 233 8028
pr@sierrawireless.com

Investors:
David Climie
+1 (604) 231 1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ Samuel Cochrane

Samuel Cochrane, Chief Financial Officer

Date: May 6, 2020